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SEC FILE NUMBER
8-52854

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING October 1, 2023 (MM/DD/YY) AND ENDING September 30, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fenimore Securities, Inc.

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

NOV 18 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

384 North Grand Street PO Box 399
(No. and Street)

Cobleskill	New York	12043
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Balboa	518 823 1248	mbalboa@fenimoreasset.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohen and Company, Ltd
(Name – if individual, state last, first, and middle name)

1835 Market Street, Suite 310	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

December 17, 2003	925
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Balboa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fenimore Securities, Inc., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONNA J. RIOS
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in SCHOHARIE County
01RI6332993
MY COMMISSION EXPIRES 11/16/2027

Signature:

Title:
Secretary and Treasurer

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

SEC Mail Processing
NOV 18 2024
Washington, DC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fenimore Securities, Inc.

Contents

Cohen & Co®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Fenimore Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fenimore Securities, Inc., as of September 30, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fenimore Securities, Inc. as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fenimore Securities, Inc's management. Our responsibility is to express an opinion on Fenimore Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fenimore Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules titled Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3- 1 and Computation for Determination of Reserve Requirements and Computation for Determination of PAB Account Reserve of Broker Dealers Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Fenimore Securities, Inc's financial statements. The supplemental information is the responsibility of Fenimore Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules as stated above are fairly stated, in all material respects, in relation to the financial statements as a whole.

Cohen & Company, Ltd

Cohen & Company, Ltd

We have served as Fenimore Securities, Inc's auditor since 2023. Philadelphia,

Pennsylvania

November 13, 2024

COHEN & COMPANY, LTD
800 229 1099 | 866 818 4538 fax | cohencpa.com

FENIMORE SECURITIES, INC.
Statement of Financial Condition
September 30, 2024

Assets	
Cash	$ 58,460
Other Assets	8,591
Total Assets	67,051
Liabilities and Stockholder's Equity	
Due to Fenimore Asset Management, Inc.	$ 11,249
Accrued Expenses	7,025
Total Liabilities	18,274
Stockholders' Equity:	
Capital Stock, no par value; 1,000 shares authorized 100 shares issued and outstanding	37,000
Retained Earnings	11,777
Total Stockholder's Equity	48,777
Total Liabilities & Stockholder's Equity	$ 67,051

The accompanying notes are an integral part of these financial statements.

FENIMORE SECURITIES, INC.
Statement of Income
Year Ended September 30, 2024

INCOME	
Interest Income	14
Total Income	14
OPERATING EXPENSES	
Expense Reimbursement	$(62,875)
FINRA/Blue Sky Fees	52,172
Professional Services	9,000
Insurance	1,361
Office Expense	317
NYS Franchise Taxes	25
Total Operating Expenses	0
Net Income	$ 14

The accompanying notes are an integral part of these financial statements.

FENIMORE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2024

	Capital Stock	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$37,000	$11,762	$48,762
Net income	-	14	14
Balance, end of year	$37,000	$11,777	$48,777

The accompanying notes are an integral part of these financial statements.

FENIMORE SECURITIES, INC.
Statement of Cash Flows
Year Ended September 30, 2024

Cash flows from operating activities	
Net Income	$14
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in assets:	
Other Assets	(4,492)
Increase in liabilities:	
Due to Fenimore Asset Management, Inc.	5,746
Net cash from operating activities and net increase in cash	1,268
Cash	
Beginning of the year	$57,192
End of the year	$58,460

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.
Notes to Financial Statements
September 30, 2024

1. Nature of Business and Significant Accounting Policies

Nature of business
Fenimore Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), whose sole business is the distribution of shares of registered open-end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Significant Accounting Policies
A summary of significant accounting policies follows:

Cash
The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

Income and Expense Recognition
Interest income is accrued as earned. Expenses are accrued as incurred.

Income taxes
The Company, with the consent of its stockholder, has elected S-Corporation status for U.S. and New York income tax purposes. In lieu of corporation income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for U.S. and/or New York income taxes has been included in the accompanying financial statements.

The Company has evaluated the tax positions taken in preparing its Federal and New York income tax returns, including the determination that it qualifies for Federal and New York tax purposes as an S-Corporation, and has determined that none of its tax positions are uncertain. Federal and New York tax returns, filed by the Company within the three years ended September 30, 2024, are subject to examination by taxing authorities, including the Internal Revenue Service. No examination of the Company's income tax returns is currently in progress.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
The Company's purpose is the distribution of mutual fund shares to investors on behalf of Fenimore Asset Management Trust (the "Trust"). Accordingly, the Company believes that its performance obligation is the distribution of these mutual fund shares. However, the Company is not compensated for this service by the Trust nor does it recognize revenue for the service. However, as detailed in Note 3, the Company is reimbursed for its expenses by Fenimore Asset Management, Inc. (the "Investment Manager") under its Expense Reimbursement Agreement (the "Reimbursement Agreement") when expenses are accrued.

2. Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2024, and as more fully described in the supplementary Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1, the Company had net capital of $40,185 which was $15,185 in excess of its required net capital of $25,000. The Company's net capital ratio was .45 to 1.

3. Distribution Agreement and Related Parties

The Company entered into a Distribution Agreement with the Trust, an affiliated company (the Company's stockholder is a trustee of the Trust). According to the Distribution Agreement, the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the Shares of the Trust.

On a quarterly basis, the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Shares up to 1.00% of the average net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2024, the Company received $0 from the Funds under the Plan and incurred $0 for dealers' distribution costs.

The Company entered into the Reimbursement Agreement with the Investment Manager, an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all of its expenses. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's Investment Management Agreement or Distribution Agreement. During the year ended September 30, 2024, the Investment Manager reimbursed the Company $62,875. As of September 30, 2024, the Company owed the Investment Manager $11,249, which represents the amount of money the Investment Manager has transferred to the Company in anticipation of future expenses. If those expenses are not incurred, this amount is due back to the Investment Manager.

4. Concentration of Credit Risk

The Company's source of revenue is from the Investment Manager. If the Investment Manager were unable to meet its contractual obligations under the Reimbursement Agreement, as discussed in Note 3, the Company would have no source of revenue. Management believes the potential for default by the Investment Manager is minimal.

5. Contingencies and Commitments

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

6. Subsequent Events

Management has evaluated subsequent events through November 13, 2024, the date the Company's financial statement were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

FENIMORE SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2024

FENIMORE SECURITIES, INC.
Schedule I
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
September 30, 2024

Total Stockholder's Equity	48,777
Deductions	
Non-allowable assets	
Other Assets	(8,591)
Net Capital	40,186
Aggregate Indebtedness	
Accrued expense and other liabilities	18,274
Total aggregate indebtedness	18,274
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	25,000
Excess Net Capital	15,186
Ratio of aggregate indebtedness of net capital	0.45 to 1

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with FINRA as of September 30, 2024.

See Report of Independent Registered Public Accounting Firm.

FENIMORE SECURITIES, INC.

SCHEDULE II & III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF PAB ACCOUNT RESERVE OF BROKER
DEALERS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2024

For the year ended September 30, 2024, the distribution transactions of the Company have been limited to the sale and redemption of redeemable securities or registered open end investment companies, and the Company is therefore, exempt from Rule 15c3-3 Subparagraph (K)(1).

The Firm met the identified exempted provisions from Rule 15c3-3 throughout the most recent fiscal year without exception.

Secretary/Treasurer
Fenimore Securities, Inc.

FENIMORE SECURITIES, INC.'s EXEMPTION REPORT

Fenimore Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

(2) The Company met the identified exemption provided in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Fenimore Securities, Inc.

I, Michael Balboa, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Secretary/Treasurer
September 30, 2024

Cohen & Co®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors and Stockholder of
Fenimore Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended September 30, 2024. Management of Fenimore Securities, Inc (the "Company") is responsible for its Form SIPC-3 and for its compliance with requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended September 30, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2024 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2024, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2024 to schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC- 3 Revenues prepared by the Company for the year ended September 30, 2024 and in the related schedules and workpapers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended September 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cohen & Company, Ltd

Cohen & Company, Ltd
Philadelphia, Pennsylvania
November 13, 2024

COHEN & COMPANY, LTD
800 229 1099 | 866 818 4538 fax | cohencpa com

Cohen & Co®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RULE 15C3-3 EXEMPTION STATEMENT

To the Board of Directors and Stockholder of
Fenimore Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement Pursuant to Rule 15c3-3, in which (1) Fenimore Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fenimore Securities, Inc. claimed the following exemptions from 17 C.F.R. §240.15c3-3: (paragraph (k)(1) and (2the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cohen & Company, Ltd

Cohen & Company, Ltd

Philadelphia, Pennsylvania

November 13, 2024

COHEN & COMPANY, LTD
800 229 1099 | 866 818 4538 fax | cohencpa.com

Fenimore Securities, Inc.

Schedule of Form SIPC-3 Revenues for the year ended September 30, 2024.

Amount ($)	**Business Activities through which revenue was recorded**
$0	Business conducted outside of the United States and its territories and possessions
$0	Distribution of shares of registered open-end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commission and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$0	**Total Revenues**

Secretary/Treasurer
Fenimore Securities, Inc.